March 12, 2009

VIA EDGAR

Securities and Exchange Commission

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:  Monarch Funds (the “Trusts”)

        File Nos. 33-49570 & 811-6742

Ladies and Gentlemen:

On behalf of the Trusts, please find enclosed the following documents for filing pursuant to Rule 17g-1 (the “Rule”) of the Investment Company Act of 1940, as amended (the “1940 Act”):

1. A copy of an Extended Bond Period Endorsement to the Investment Company Blanket Bond No. 81458586, a joint fidelity bond, in the amount of $3,750,000 (the “Bond”), extending the coverage of the Bond for the Trust from February 28, 2009 to May 1, 2009;

2. A copy of resolutions adopted at a meeting of the Board of Trustees held on February 12, 2009, at which a majority of the Trustees of each Trust who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the 1940 Act have approved the amount, type, form and coverage of the Bond; and

3. A copy of the Joint Insured Bond Agreement, entered into on February 28, 2008 pursuant to paragraph (f) of the Rule is hereby incorporated by reference as filed in the Monarch Funds 40-17g dated May 13, 2008 accession number 0001193125-08-113252 pursuant to paragraph (f) of the Rule.

If the Trust had not been named co-insured under this Bond, it would have maintained a single-insured bond in the amount of $900,000 as required under paragraph (d) of the Rule.

The premium of $2, 142 was paid for the extended bond period commencing February 28, 2009 and ending May 1, 2009. Forum Funds was allocated to 14% ($300) of this premium.

Sincerely,

/s/ Curtis Barnes

Monarch Funds

Secretary

MONARCH FUNDS

RESOLUTIONS

RESOLVED, by a majority of the Board of Trustees of Monarch Funds (the “Trust”) and separately by a majority of the Board of Trustees who are not “interested persons” of the Trust, as defined by the Investment Company Act of 1940, as amended (the “1940 Act”), that the continuation of the current joint fidelity bond (the “Bond”), covering each officer and employee of the Trust against larceny and embezzlement, in the amount of $2.5 million for a two-month term ending May 1, 2009, after consideration of all factors deemed relevant by each Board of Trustees, including, but not limited to, (i) the amount of the Bond, (ii) the expected value of the aggregate assets of the Trust to which any officer or employee of the Trust may have access, (iii) the amount of the premium for such Bond, (iv) the type and terms of the arrangements made for the custody and safekeeping of such assets, (v) the nature of the securities in the Trust’s funds, (vi) the number of the other parties named as insured, (vii) the nature of the business activities of such other parties, (viii) the ratable allocation of the premium among all parties named as insureds and (ix) the extent to which the share of the premium allocated to each insured is less than the premium each insured would have had to pay if it had provided and maintained a single insured bond, be, and it hereby is, approved; and

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized to increase the amount of the Bond coverage from time to time to ensure adequate coverage based upon the value of the Trust’s assets and to enable the Trust to remain in compliance with the 1940 Act and the rules promulgated thereunder; and

FURTHER RESOLVED, that the Secretary of the Trust or his or her delegate be, and each hereby is, authorized to make all necessary filings and give all notices and information with respect to such Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized to make any and all payments and to do any and all such further acts, in the name of the Trust and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper, with the advice of Trust counsel, in connection with or in furtherance of the foregoing resolutions; and

FURTHER RESOLVED, that the proposed premium for the Bond in the amount of $2,142 to be allocated pro rata between the Trusts, and then among the series of each Trust, based on gross assets, be, and hereby is, approved.

VIGILANT INSURANCE COMPANY

Endorsement No.: 9

Bond Number: 81458586

NAME OF ASSURED: FORUM FUNDS/MONARCH FUNDS/CORE TRUST (DELAWARE)

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD:	from	12:01 a.m. on	February 28, 2008
	to	12:01 a.m. on	May 1, 2009

This Endorsement applies to loss discovered after 12:01 a.m. on February 28, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

Date: March 2, 2009